Exhibit 99.2

TO:             British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

AND TO:  Keegan Resources Inc.

RE:              Esaase Gold Deposit Resource Estimation,
Dated December 16th, 2010 (the "Technical Report")

I, Harry Warries, do hereby consent to the public filing of the Technical Report, prepared for Keegan Resources Inc. dated December 16th 2010, and extracts from, or the summary of, the Technical Report in the press release of Keegan Resources Inc. dated December 13, 2010 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release

Dated this 16th day of December 2010

Coffey Mining Pty Ltd ABN 52 065 481 209 1162 Hay Street, West Perth WA 6005 Australia PO Box 1671, West Perth WA 6872 Australia T (+61) (8) 9324 8800 F (+61) (8) 9324 8877 coffey.com	MINEWPER00680AG